FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 9

to

ANNUAL REPORT

of

QUÉBEC

(Name of Registrant)

Date of end of last fiscal year: March 31, 2012

SECURITIES REGISTERED*

(As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

André Boisclair

Délégation générale du Québec

One Rockefeller Plaza

26th Floor

New York, N.Y. 10020-2102

Copies to:

Robert E. Buckholz	Bernard Turgeon
Sullivan & Cromwell LLP	Ministère des Finances et de l’Économie du Québec
125 Broad Street	12 rue Saint-Louis
New York, N.Y. 10004-2498	Québec, Québec, G1R 5L3, Canada

* The Registrant is filing this Annual Report on a voluntary basis.

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2012 (the “Annual Report”) as follows:

The following additional exhibits are hereby added to the Annual Report:

Exhibits:

(99.10)         Excerpts from Section B of “2013-2014 Budget – Budget Plan”, November 30, 2012:

–                 Québec’s economic outlook (table B.4);

–                 Canadian financial markets (table B.6).

(99.11)         Section C from “2013-2014 Budget – Budget Plan”, November 30, 2012:

-                 Return to fiscal balance in 2013-2014;

-                 Updating of the financial framework;

-                 Consolidated revenue and expenditure;

-                 Public capital investments;

-                 Non-budgetary transactions;

-                 Net financial requirements;

-                 Appendix 1: Investment projects by government enterprises;

-                 Appendix 2: Government transfers.

(99.12)         Section D from “2013-2014 Budget – Budget Plan”, November 30, 2012:

-                 Debt;

-                 Financing;

-                 Debt management;

-                 Credit ratings;

-                 Information on borrowings contracted.

(99.13)         Excerpts from “2013-2014 Budget – Budget Speech”, November 30, 2012:

-                 Summary of budgetary transactions 2012-2013 fiscal year;

-                 Summary of budgetary transactions  –  Forecasts for 2013-2014;

-                 Budgetary revenue of the general  fund – Forecasts for 2013-2014;

-                 Budgetary expenditure of the of the general fund  – Forecasts for 2013-2014;

-                 Non-budgetary transactions  –  Forecasts for 2013-2014;

-                 Financing transactions  – Forecasts for 2013-2014.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment no. 9 to be signed on its behalf by its authorized agent.

QUÉBEC

By:	/s/ Bernard Turgeon
Name:	Bernard Turgeon
Title:	Associate Deputy Minister

Date: December 4, 2012